Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810 - 789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

October 2, 2020

Item 3News Release

The new releases were filed on SEDAR, disseminated through the facilities of GlobeNewswire and posted to the Company’s disclosure hall with the Canadian Securities Exchange (the “CSE”).

Item 4Summary of Material Change

On October 2, 2020, the Company announced new additions to Mid-American Growers (“MAG”), a wholly owned subsidiary of the Company and promotions within its team at RWB.

The Company also issued 1,500,000 restricted shares units (“RSUs”) under its restricted share unit plan (the “RSU Plan”) to one consultant. In accordance with the RSU Plan, the RSUs were priced at $0.55 based on the closing price of the common shares on the Canadian Securities Exchange on October 1, 2020.

The Company has also issued 3,900,000 stock options to certain directors, officers, and consultants to purchase common shares at a price $0.65 per share for a period of 5 years and are subject to various vesting schedules over the next 24 months.

Item 5Full Description of Material Change

5.1Full Description of Material Change

On October 2, 2020, the Company announced new additions today to MAG, a wholly owned subsidiary of the Company and promotions within its team at RWB.

The Company is pleased to announce the following new additions to the team, which include a number of new hires to assist in the execution and expansion of the Company’s business plan. The new additions include:

Margeaux Bruner, Director of Compliance & Diversity Inclusion, MAG & RWB

Margeaux Bruner supports the legal, compliance, and government affairs team by assisting with onsite operational compliance across all business entities for MAG/RWB as a Director of Compliance & Diversity Inclusion. As a current member of the Minority Cannabis Business Association Board of Directors and former Political Director for the Michigan Cannabis Industry Association, Bruner assuaged and liaised policy on behalf of membership. Bipartisan appointments; Attorney General Dana Nessel’s Marijuana Policy Workgroup, and former Governor Rick Snyder as a Commissioner for the Impaired Driving Safety Committee representing qualified and registered patients.

Jonathan “Jay” Fentress, Director of Sales and Marketing, MAG

Jay Fentress has sales and marketing experience within varying industries including, cannabis, hemp, food, beverage and tobacco. He spent the last two decades in consumer packaged goods with Altria Group Distribution Company (AGDC), headquartered in Richmond, Virginia. AGCD is an Altria (Consumer Packaged Goods) subsidiary that provides sales, distribution, and consumer engagement services to Altria’s tobacco companies. His experience includes coordinating with and connecting farmers and buyers nationwide for hemp distribution, a key attribute in his current assignment. He also has a background in national and local television in Green Bay, Wisconsin and Pittsburgh. He holds a B.A. in communications from Slippery Rock College, Pa.

Barry McDonald, VP Sales, MAG

Barry McDonald, a former Olympian and NCAA All-American, has occupied many senior level positions in allied industries as well as event and trade show and lifestyle media companies. He is a strategic leader with a strong belief in people development, brand excellence and an ‘anything is possible’ attitude. He has had a proven ability to deliver revenue and operational objectives via strategic planning, goal setting and organizational development. His strong ‘hands on’ leadership approach has proven successful in overcoming obstacles and delivering profitability. He holds B.A. and M.S. degrees in English and Marketing from the University of Illinois, Chicago, where he also was a Division 1 Assistant Coach and received his sports honours.

The Company is also pleased to announce that it has expanded the role of Anne Hyde, the current President of MAG to include the role of COO of MAG.

Anne Hyde, with an extensive background in finance and administration, thrives in leadership positions. She oversees business development, activities, and operations to ensure desired results are consistent with the overall strategy and mission. Bringing over 25 years of financial and operational experience to her role, she draws on her experience from varying business sectors including retail, floriculture, and cannabis.

She became part of the RWB team with the acquisition of MAG, the Granville, Ill. operators of one of the country’s largest indoor greenhouses, with 3.6 million sq. ft. under cultivation. She continues as its President and COO, reviewing and evaluating manufacturing activities, performance, results and continuous improvement. From 2014-2019 she was VP for ColorPoint, of Lexington, KY., where she was a member of a 7-person leadership team directing operations and planning for an extensive greenhouse with $80 million in annual revenues. Anne began her career with Ernst & Young and also served for eight years as the CFO for a community foundation in Lexington.

She is a strong believer in giving back to the community and believes the cannabis industry can reach out to those who have been disenfranchised by the circumstances before legalization. To promote diversity and inclusion, she is directing a program to physically recruit employees from officially designated disadvantaged zones.

In addition, the company has expanded the role of Joseph Choi, CPA, CMA, Corporate Controller of RWB to include Director of Finance.

Joseph has been with the Company since November of 2019 as Corporate Controller and will now take on the additional responsibilities as Director of Finance reporting to the CFO. Mr. Choi has occupied senior positions and managed accounting and financial control functions at publicly traded cannabis companies for the past four years, including his time at Terrascend. He also has significant experience with branded products, including several years at K2 Sports, a division of Newell Rubbermaid. He has demonstrated success in building accounting infrastructure in start-up environments, adding value to an organization through strategic focus as finance leader. He is recognized for his ability to develop and nurture relationships with business partners, exhibiting a high level of professionalism and integrity. He holds a B.A in Mathematics and Chemistry from University of Toronto.

The Company also reports that it has issued 1,500,000 RSUs under the Company’s RSU Plan to one consultant as an incentive for the consultant to drive the growth of the Company. The RSUs will vest upon successful completion of pre-determined milestones (as determined by the board of directors and agreed upon by the consultant) being met and shall entitle the holder to acquire one common share of the Company underlying each such RSU by delivering a notice of acquisition to the Company in accordance with the RSU Plan. In accordance with the RSU Plan, the RSUs were priced at $0.55 based on the closing price of the common shares on the CSE on October 1, 2020.

The Company has also issued 3,900,000 stock options to certain directors, officers, and consultants to purchase common shares at a price $0.65 per share for a period of 5 years and are subject to various vesting schedules over the next 24 months.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Johannes van der Linde, Director  and CFO
Phone:  604‐687‐2038

Item 9Date of Report

October 14, 2020